UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35611 / May 28, 2025

In the Matter of:

Ares Capital Corporation
Ares Strategic Income Fund
Ares Capital Management LLC
CION Ares Diversified Credit Fund
Ares Private Markets Fund
Ares Core Infrastructure Fund
Ares Dynamic Credit Allocation Fund, Inc.
CION Ares Management LLC
Ares Capital Management II LLC
Ivy Hill Asset Management L.P.
Senior Direct Lending Program, LLC
and certain of their affiliated entities as described in Appendix A to the application.

1800 Avenue of the Stars, Suite 1400
Los Angeles, CA 90067

812-15483

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Ares Capital Corporation, et al. filed an application on July 12, 2023, and amendments to the
application on February 7, 2024, August 30, 2024, February 20, 2025, April 4, 2025, April 17,
2025 and April 30, 2025, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act.  The order would permit certain registered closed-end management investment
companies and business development companies (collectively, the "Regulated Funds") to co-
invest in portfolio companies with each other and with certain affiliated investment entities.

On May 1, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35564).  The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Ares Capital Corporation, et al. (File No. 812-15483) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*